At the 2023 Annual General Meeting of Shareholders (the “AGM”) held on September 14, 2023, the Company’s shareholders approved all of the agenda items as proposed by the Board of Directors in the Invitation to the Annual General Meeting as published on August 21, 2023. The Company’s shareholders approved the following matters at the AGM: Item 1 - Annual Report 2022/2023, Consolidated Financial Statements 2022/2023, Statutory Financial Statements 2022/2023 and Compensation Report 2022/2023. The shareholders approved the Annual Report 2022/2023, Consolidated Financial Statements 2022/2023, Statutory Financial Statements 2022/23 and Compensation Report 2022/2023. Item 2 - Appropriation of Available Earnings. The shareholders approved that the loss for the FY 22/23 be carried forward and a distribution in kind be made to the holders of the Series B Preferred Shares in the amount of CHF 8,470.59 (representing 847,059 Series B Preferred Shares) out of reserves from capital contribution. Item 3 - Discharge of the Board of Directors and of the Executive Committee. The shareholders approved the discharge of the members of the Board of Directors and Executive Committee from liability for the fiscal year 2022/2023. Item 4 - Board elections. The shareholders approved: 4.1 Re-election of the following board members: Thomas Farley, Joseph Osnoss, Christian Lucas, Jacques Stern, Eric Strutz, Eric Meurice, Ulf Pagenkopf, Guoming Cheng and Thomas Klein. 4.2 Re-election of Thomas Farley as Chairman of the Board of Directors. 4.3 Re-election of Thomas Farley, Joseph Osnoss and Eric Strutz as members of the Nomination and Compensation Committee. Item 5 - Approval of maximum Board Compensation and Executive Committee Compensation. The shareholders approved the aggregate maximum amount of compensation for the Board of Directors of CHF600,000 (excluding employer social security and pension contributions) for the term of office until the AGM 2024. In addition, the shareholders approved the aggregate maximum amount of compensation for the Executive Committee of CHF14million for the fiscal year 2024/2025 (excluding employer social security and pension contributions). Item 6 – Election of Independent Proxy. The shareholders approved the election of Adroit Attorneys-at-Law as Independent Proxy. Item 7 – Election of Statutory Auditors. The shareholders approved the election of PricewaterhouseCoopers SA as statutory auditors.

Item 8 – Amendment of the Company's Articles of Association The shareholders approved that the Company's articles of association be amended to meet the requirements of the reform of Swiss corporate law that came into force on January 1, 2023 ("New Corporate Law").